

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

David P. Boyle
President and Chief Executive Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314

> **Re: Burke & Herbert Financial Services Corp.**
> **Registration Statement on Form S-4**
> **Filed October 2, 2023**
> **File No. 333-274810**

Dear David P. Boyle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465, or Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Gregory F. Parisi, Esq.